June 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                Claire DeLabar

Robert Littlepage

Matthew Derby

Larry Spirgel

Re:        Good Works Acquisition Corp.

Draft Registration Statement on Form S-4

Submitted on May 14, 2021

CIK No. 0001213900

Ladies and Gentlemen:

On behalf of our client, Good Works Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 3, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company May 14, 2021 (the “Submission No.2”). The Company also previously submitted a Draft Registration Statement on Form S-4 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Commission on March 19, 2021 (“Submission No. 1” and, together with Submission No. 2, the “Draft Submissions”). Concurrently with the filing of this letter, the Company is hereby filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Submission No. 3”) through EDGAR.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Submission No. 3.

Registration Statement on Form S-4

Combined Business Summary, Company Overview, Summary of the Proxy Statement/Prospectus, page 22

1.	Clarify here and elsewhere, as applicable, that New Cipher will be controlled by Bitfury.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 23, 51, 95, 96, 178, 190, 197 and elsewhere of Submission No. 3 to highlight that New Cipher will be controlled by Bitfury Top HoldCo.

2.

To provide necessary clarity as to the overlapping interests between the Company and Bitfury, consider including a before and after chart depicting overlapping equity ownership of the Company and Bitfury.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 24 of Submission No. 3, adding the charts.

Risk Factors, page 48

3.

With a view towards clarifying the disclosure on page 48 and elsewhere, please explain to us how a right of first refusal regarding the purchase of chips is a substantive right in light of the ability of Bitfury to control Cipher.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 50, 51 and elsewhere of Submission No. 3 to expand the risk factor related to the Master Services and Supply Agreement to clarify that Bitfury Top HoldCo has been and will remain Cipher’s controlling shareholder following the Business Combination. The Master Services and Supply Agreement constitutes and will be treated as a related-party transaction between Cipher and Bitfury. We believe that the as such, in connection with New Cipher’s relationship with Bitfury Top HoldCo (including under the Master Services and Support Agreement), as part of its periodic disclosures, New Cipher will disclose the following in accordance with ASC 850, Related Party Disclosures:

•	the nature of the relationship(s) involved;

•

a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements;

•

the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and

•	amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

The Company has also revised pages 190 and 246 of Submission No. 3 to highlight that, following the Business Combination, Bitfury Top HoldCo will be entitled to appoint a majority of the members of New Cipher Board, and it will have the power to determine the decisions to be taken at New Cipher’s shareholder meetings on matters of New Cipher’s management that require the prior authorization of New Cipher’s shareholders, including in respect of related party transactions, such as the Master Services and Supply Agreement, corporate restructurings and the date of payment of dividends and other capital distributions. Thus, the decisions of Bitfury Top HoldCo as the controlling shareholder of New Cipher on these matters, including its decisions with respect to its or New Cipher’s performance under the Master Services and Supply Agreement, may be contrary to the expectations or preferences of New Cipher Common Stock holders. We included cross-references to the appropriate risk disclosures on pages 23, 178 and 197 in risk factor “Risk Factors—Additional Risks Relating to Ownership of New Cipher Common Stock Following the Business Combination—Upon completion of the Business Combination, New Cipher will be a “controlled company” within the meaning of Nasdaq listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies” and section “Certain Relationships and Related Person Transactions—Cipher’s Related Party Transaction—Master Services and Supply Agreement”.

Background to the Business Combination, page 112

4.

We note your response to prior comment 5. Please revise to provide additional context regarding the conclusion that Tyler Page, the Head of Business Development at Bitfury, would be able to make decisions independently of Bitfury. As part of your discussion, include a more detailed timeline regarding when Mr. Page became the Chief Executive Officer of Cipher Mining Technologies and when he ceased to have responsibilities at

Bitfury. To the extent Mr. Page had additional responsibilities at Bitfury while he was also negotiating with Bitfury, please provide a discussion of the potential conflicts of interest. Finally, clarify whether Cipher Mining Technologies was a wholly owned subsidiary of Bitfury Holding, or the amount of voting control they had of Cipher Mining Technologies while negotiations were taking place.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 124 and 201 of Submission No. 3. The added disclosure clarifies that on January 7, 2021, Bitfury Top HoldCo incorporated Cipher and became its sole shareholder. Since 2020, Tyler Page, who served as the Head of Business Development for digital asset infrastructure at Bitfury Holding, which is also owned by Bitfury Top HoldCo, had been designated to be the CEO of Cipher. While Mr. Page had effectively ceased his duties as the Head of Business Development at Bitfury Holding from Cipher’s inception, Mr. Page remained employed by Bitfury Holding, an entity owned by Cipher’s sole stockholder Bitfury Top HoldCo. Mr. Page ceased all his responsibilities under his contract with Bitfury Holding in March 2021 and, upon the Closing, Mr. Page will terminate his contract with Bitfury Holding. Mr. Page has already signed his employment agreement with Cipher Mining Technologies Inc. (attached as Exhibit 10.26 to Submission No. 3) and, following the Business Combination, he will owe his duties and responsibilities as a Chief Executive Officer and New Cipher’s Director solely to New Cipher.

Certain Cipher Projected Financial Information, page 126

5.

We note your response to prior comment 8, specifically with regards to your projected efficiency for ASIC chips and the network hash rate over the next 4 years. Please revise to provide additional support for each projection. With regards to the efficiency, discuss why management believes efficiency will increase at the rate indicated. With regards to the network hash rate projection, include a discussion regarding past increases in hash rate, why management believes it will continue to increase at a slower rate, and the impact that higher difficulty and network hash rate would have on revenue.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 130 through 132 of Submission No. 3 to provide additional support in the form of historical figures and charts for the projected ASIC chip efficiency estimates and the network hash rate. The Company advises the Staff that the historical figures provided are based on various third-party reports and forecasts for industry growth and market penetration, which were considered in preparation of Cipher’s business model.

Our Key Strengths, page 174

6.

We note your response to prior comment 12. We further note that the report you cite, the 3rd Global Cryptoasset Benchmarking Study, indicates that there is significant regional variability in the cost of electricity, including as low as 2.5 cents per kWh in Latin America and the Caribbean. Please revise to clarify the average electricity costs Bitfury pays in the markets in which it operates to provide additional context regarding the median electricity price paid by Bitcoin miners.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Cipher’s management team believes that the comparable cost of electricity for New Cipher should be assessed based on the available data from North America, as it is the region where New Cipher will focus its operations. The Bitcoin blockchain does not provide access to operational data, such as electricity costs, of other mining operations, individually or in aggregate. Thus, in assessing how New Cipher will be positioned on the cost of electricity spectrum, Cipher relies on various available third-party data and sources, including some information publicly available from its industry peers. All this information is subject to a number of variables and assumptions as power contracts are often privately negotiated by the relevant Bitcoin miners and those contracts can contain various special terms and provisions, which ultimately impacts the power prices.

The Company has revised disclosure on page 179 and elsewhere of Submission No. 3, to (i) clarify that it believes that the average 2.7 cents per KWh that it expects to pay under its power arrangements is a competitive electricity price as compared to the electricity prices that are publicly available for North American operations of other cryptocurrency miners (including those published by the 3rd Global Cryptoasset Benchmarking Study) and (ii) provide an average range of electricity prices (approximately 2.8 c/kWh to approximately 4.5 c/kWh) that has been reported by some of Cipher’s North American peers. As particular power contracts may vary in terms and conditions, the Company believes that providing a general range of electricity prices for Bitcoin mining operations in North America based on the available public information would help the investors to better understand why Cipher believes that its negotiated prices are competitive.

7.

We note your response to prior comment 13. Please revise to provide your calculations supporting your ability to mine 21,000 Bitcoin in 2025. Also, provide balancing disclosure regarding the limitations on the underlying assumptions that you will be able to mine 21,000 Bitcoin per annum including a discussion of difficulty and hash rate. In addition, revise to clarify what proportion of your rewards you expect will come from transaction fees post-halving. Finally, under the Expected Revenue Structure section on page 180 provide a discussion of the past and present average transaction fee per block and how the company expects that to change over time.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 178 of Submission No. 3 to explicitly outline the following key assumptions underlying the estimate, pertaining to the Bitcoin network and our operations, in particular: (i) the overall hashrate of Bitcoin network reaching approximately 455 EH/s by December 2025, (ii) Bitcoin price being in approximate $50,000 range, (iii) average transaction fees per block of 2.38 Bitcoin by December 2025, (iv) the progress of Cipher’s planned expansion with approximately 103,000 miners deployed with power consumption of approximately 3,250W per miner by 2025, (v) Cipher’s ability to deploy approximately 745MW of electrical power, and (vi) ASIC chip efficiency reaching approximately 10 W/TH in 2025.

The Company advises the Staff that the balancing disclosure with discussion of the difficulty and hash rate has also been expanded on pages 130 and 131 (section “Proposal No. 1—The Business Combination Proposal—Certain Cipher Projected Financial Information.”) with cross-reference to that section being added on page 178.

The Company also revised page 186 to provide an illustrative chart to show what proportion of its revenues Cipher expects will come from transaction fees pre- and post-halving as well as to discuss the past and present average transaction fee per block and how the company expects that to change over time. Cipher’s management generally expects the average transaction fees to grow at an annual compound growth rate of 3.0%.

The Company advises the Staff that while it generally expects the transaction fees to grow as the overall network usage increases and more Bitcoin is mined, the Company can only provide general estimates regarding the expected portion of transaction fees. As transaction fees are closely related to the movement in the price of Bitcoin, predicting the growth rates of transaction fees is difficult as it is subject to potential volatilities in the price of Bitcoin.

Unique access to technology for best-in-class performance, page 175

8.

We note your response to prior comment 14. Please disclose any potential conflict of interest Bitfury may have in terms of providing ASIC miners to Cipher Technologies instead of to their foreign mining operations. For example, if Bitfury is able to secure lower cost electricity or government subsidies in a foreign jurisdiction, it may not be commercially reasonable for them to provide discounted miners to the Company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 50 and 51 of Submission No. 3 to add to the risk factor “Our success will, in part, be dependent upon maintaining a successful relationship with Bitfury Top HoldCo under the Master Services and Supply Agreement and, as our controlling shareholder following the Business Combination, .Bitfury Top HoldCo’s decisions on various matters, including its decisions with respect to its or New Cipher’s performance under the Master Services and Supply Agreement, may be contrary to the expectations or preferences of New Cipher Common Stock holders” a clarification that (i) the Bitfury Group has its own mining operations and (ii) there is a risk that Bitfury Top HoldCo may refuse to deliver the equipment or services ordered by New Cipher under the Master Services and Supply Agreement if it perceives that it may deliver those equipment or services on more advantageous economic terms to other third parties or to other companies of the Bitfury Group.

Information About Cipher Bitcoin Mining Technology, page 178

9.

We note your disclosure that “Bitfury Group does not own or operate any foundries and relies on a foundry partner to manufacture its silicon wafers.” Please revise to identify your foundry partner, and if you are substantially dependent upon your foundry partner, file your underlying agreement with such partner as an exhibit pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 183 and 184 of Submission No. 3 to clarify that, for its NIVEN chip, Bitfury expects to utilize the manufacturing capacity of up to 10,000 wafers (equivalent to 200MW) per month at a Samsung foundry.

The Company advises the Staff that Cipher does not consider itself to be substantially dependent upon the foundry partner of the Bitfury Group because: (i) Cipher itself is not privy to any foundry arrangements and (ii) Cipher may choose to use chips and miners from producers other than Bitfury and it is not bound to rely on Bitfury’s production capacities under the Master Services and Supply Agreement. There are other suppliers who Cipher can and may use for supply of its chips and other equipment, who in turn, can partner with other foundries. Accordingly, the Company is not “substantially dependent” upon Bitfury’s foundry arrangement.

10.

We note your disclosure regarding the 5nm NIVEN chip anticipated to be available by the end of 2021. To the extent known, please provide additional detail regarding the expected efficiency of the NIVEN chip in comparison to current generation ASIC chips. In addition, revise to clarify whether any 5nm ASIC chips have been produced or if they are still in the design phase. Consider incorporating this into your discussion regarding the expected increases in chip efficiency underlying your projections.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 23, 51, 177, 181, 196 and elsewhere of Submission No. 3. The Company advises the Staff that the 5nm ASIC chips have not yet been produced. However, the process technology for the 5nm ASIC chip and its production is currently being ramped-up at the Samsung foundry. The 5nm ASIC chips are currently finalizing their design phase and entering the testing phase. Their mass production is not expected until the end of 2021. While details of the ASIC chips’ increased efficiency are not yet available, the Company advises the Staff that Cipher’s business model is not built on efficiency ratings of the 5nm ASIC chip, but rather assumes ASIC chip efficiency of 31 Watts per Terahash (W/TH) in 2021E and increasing in new ASIC chip models to 20 W/TH in 2022E, 15W/TH in 2023E, 12W/TH in 2024E and 10 W/TH in 2025E, as set out in the section “Certain Cipher Projected Financial Information.”

Material Agreements, Master Services and Supply Agreement, page 183

11.

We note your representations in your response to comment 20 and the disclosure on page 183 where you state “Cipher is not obligated to order any equipment or services from Bitfury under the Master Services and Supply Agreement.” In light of Bitfury’s controlling interest in Cipher such representations appear to lack substance. Please advise us and revise your disclosures throughout your filing to clarify Bitfury’s ability to exercise control over Cipher. Regarding the Nasdaq corporate governance requirement that a majority of its Board, compensation and nominating and corporate governance committees consist of independent directors, explain to us Bitfury’s ability to elect the directors of the New Cipher Board. If Bitfury will cede voting control over New Cipher, this should be made clear in the filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 51, 189 and 190 and elsewhere of Submission No. 3 to clarify to the investors Bitfury’s and Cipher’s roles under the Master Services and Supply Agreement and the potential risks that New Cipher may face dealing with Bitfury Top HoldCo under this agreement as Bitfury Top HoldCo will not only be a counter-party under the Master Services and Supply Agreement, but will also be a controlling shareholder of New Cipher following the Business Combination. As a controlling shareholder, Bitfury Top HoldCo will be entitled to appoint a majority of the members of New Cipher Board, and it will have the power to determine the decisions to be taken at New Cipher’s shareholder meetings on matters of New Cipher’s management that require the prior authorization of New Cipher’s shareholders, including in respect of related party transactions, such as the Master Services and Supply Agreement. Thus, the decisions of Bitfury Top HoldCo as the controlling shareholder of New Cipher on these matters, including its decisions with respect to its or New Cipher’s performance under the Master Services and Supply Agreement, may be contrary to the expectations or preferences of New Cipher Common Stock holders.

The Company would highlight to the Staff that despite the current controlling shareholder status of Bitfury Top HoldCo and the risks related to that, Cipher still views the Master Services and Supply Agreement and its related right of first refusal as a valuable arrangement because the Master Services and Supply Agreement is a long-term agreement which itself contains no change of control protections for Bitfury Top HoldCo’s position. During the term of the Master Services and Supply Agreement, it is possible that Bitfury Top HoldCo could decrease or fully dispose of its stake in New Cipher, losing its respective control over the company. In this scenario, the Master Services and Supply Agreement would still be expected to remain in place, allowing New Cipher to order the equipment and services from Bitfury Top HoldCo as it deems appropriate. Furthermore, the Company believes that as a holder of 77.66% of shares in New Cipher, Bitfury Top HoldCo would be expected to be incentivized to support New Cipher because Bitfury’s refusal or failure to perform under the Master Services and Supply Agreement may damage the reputation of Bitfury Top HoldCo and/or have an adverse and negative impact on the price of New Cipher’s publicly traded shares, which will be majority owned by Bitfury Top HoldCo.

The Company highlights that it also revised pages 23 and 24 to indicate in the “Summary of the Proxy Statement/Prospectus” and elsewhere that Bitfury Top HoldCo will beneficially own approximately 77.66% of New Cipher’s common stock with sole voting and sole dispositive power over those shares and, as a result, Bitfury Top HoldCo will have the power to elect all of New Cipher’s directors and New Cipher will be a “controlled company” under Nasdaq corporate governance standards and may be exempt from certain corporate governance requirements.

In the risk factor “Upon completion of the Business Combination, New Cipher will be a “controlled company” within the meaning of Nasdaq listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies” and in the section “Controlled Company Status”, the Company highlights that as a “controlled company”, New Cipher will have the right to elect not to comply with the corporate governance rules of Nasdaq requiring: (i) a majority of independent directors on its board of directors, (ii) an independent compensation committee and (iii) an independent corporate governance and nominating committee. However, New Cipher and Bitfury Top HoldCo, as its controlling shareholder, have voluntarily elected to comply with the Nasdaq corporate governance requirement, and that a majority of New Cipher’s Board and its compensation committee as well as corporate governance and nominating committee consist of independent directors. The directors will be selected, nominated and confirmed based on the independence criteria set out by Nasdaq. In the risk factor, “Upon completion of the Business Combination, New Cipher will be a “controlled company” within the meaning of Nasdaq listing rules…”, we highlight however that this may change going forward and should the interests of Bitfury Top HoldCo differ from those of other stockholders, it is possible that the other stockholders might not be afforded such protections as might exist if our board of directors, or such committees, were required to have a majority, or be composed exclusively, of directors who were independent of Bitfury Top HoldCo or New Cipher’s management. We revised Submission No. 3 to add explicit references to this risk factor for investor’s information on pages 23, 95, 96, 178, 184, 190, 246 and 247.

The Company also advises the Staff that Bitfury currently does not plan to cede voting control over New Cipher.

Mining Pools, page 187

12.	We note your response to prior comment 18. Please revise to discuss the average percentage that the Company anticipates it will pay to third-party mining pool operators.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 182 of Submission No. 3 to clarify that an estimated range of the average payments to the third-party mining pool operators would be approximately 0-1.25%. The Company advises the Staff that Cipher is currently in the process of evaluating various options for one or more third–party mining pools operations and has not finalized any agreements yet.

Beneficial Ownership of Securities, page 233

13.

We note your response to prior comment 22. We further note that the Cipher Stockholder is identified as Bitfury Top HoldCo B.V. in the summary. To avoid unnecessary ambiguity, replace all references to the “Cipher Stockholder” with “Bitfury Top HoldCo B.V.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised Submission No. 3 by replacing the references to the “Cipher Stockholder” with “Bitfury Top HoldCo” and defining “Bitfury Top HoldCo” as “Bitfury Top HoldCo B.V., the holder of 100% of the shares of Cipher Common Stock prior to the Business Combination.”

14.

Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by the entities identified in the table. Refer to Item 403 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 241 and 242 of Submission No. 3.

Financial Statements - Cipher Mining Technologies Inc. Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements Revenue Recognition, page F-53

15.	We note the disclosure provided in response to comment 25. Rather than a generic recitation of ASC 606, please describe your specific policies applicable to each of your revenue earning activities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that New Cipher anticipates that it will generate revenue by mining digital currencies and potentially entering into contracts with mining pool operators. The Company has revised pages F-55 through F-57 of Submission No. 3 as follows:

Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•	Step 1: Identify the contract with the customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•	Variable consideration

•	Constraining estimates of variable consideration

•	The existence of a significant financing component in the contract

•	Noncash consideration

•	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Digital Asset Mining Services

Providing computing power in digital asset transaction verification services will be an output of the Company’s ordinary activities. The provision of providing such computing power is a performance obligation. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received. The consideration is all variable. There is no significant financing component in these transactions.

Mining Pools

The Company will also enter into digital asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company will be entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which will be recorded as contra-revenue), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Consideration is constrained from recognition until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive; at this time, cumulative revenue is longer probable of significant reversal, i.e., associated uncertainty is resolved.

There is no significant financing component in these transactions. There is, however, consideration payable to the customer in the form of a pool operator fee, payable only if the pool is the first to solve the equation; this fee will be deducted from the proceeds received by the Company and will be recorded as contra-revenue, as it does not represent a payment for a distinct good or service as described in ASC 606-10-32-25.

Fair Value of Digital Currencies

Fair value of the cryptocurrency award received will be determined using the quoted price of the related cryptocurrency at the time of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s financial position and results from operations.

16.

Please expand your policy disclosure to specifically address your revenue recognition policies for the Bitcoin mining hosting agreement with Standard Power and explain them to us. In this regard, please refer to ASC 840-10-15-6 and tell us if your arrangement to provide to Standard Power Bitcoin miners contains a lease. Also, address your accounting and reporting policies with respect to the Hosting Fee and the Bitcoin Profits Sharing Fee. Tell us if you will be reporting revenues net of these fees.

Response: The Company advises the Staff that the hosting agreement with Standard Power is an executory contract pursuant to which Standard Power is providing to Cipher an electric power infrastructure, including containers as necessary for the miners, as well as maintenance services for the containers, facilities and miners. In exchange, Cipher has agreed to pay a Hosting Fee and an Operational Services Fee. The Hosting Fee is comprised of three variable fees: a Base Hosting Fee (fixed amount per MWh utilized by the miners), an Infrastructure Fee (a fixed amount per MWh of Utilized Energy for the Infrastructure), and a Bitcoin Profits Sharing Fee (a specified portion of Cipher’s Bitcoin Profits). This arrangement will be evaluated under FASB issue ASU 2016-02, Leases, inclusive of amendments (collectively, “ASU 2016-02”), upon its adoption by Cipher on February 1, 2021.

Cipher believes that the Standard Power Hosting Agreement is a lease because it conveys the right to control the use of an identified asset (electric power infrastructure) to Cipher for a period of time in exchange for consideration. Cipher is the lessee, Standard Power is the lessor. The specialized containers in which Cipher’s miners will be placed and to which Standard Power will provide the electrical power and transmission and connection equipment necessary, will be dedicated solely to Cipher’s computing needs and physically distinct from those of other mining companies. The lease is expected to be an operating lease because none of the criteria for finance lease classification are met. Ownership of the underlying asset (electric power infrastructure) does not transfer by end of the lease term, there is no option to purchase the underlying asset that Cipher is reasonably certain to exercise, the lease term is not for a major part of the remaining economic life of the underlying asset, the present value of the sum of lease payments is not expected to equal or exceed substantially all the fair value of the underlying asset, and the underlying asset is not considered specialized in nature. Therefore, Cipher will include the following updated “Recent accounting pronouncements issued but not yet adopted” on page F-57 in Submission No. 3:

Recent accounting pronouncements issued but not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize almost all their leases on the balance sheet by recording a lease liability and corresponding right-of-use assets. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. As per the latest ASU 2020-05 issued by FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for one year. For public entities, this guidance is effective for annual reporting periods beginning January 1, 2020, including interim periods within that annual reporting period. For the Company, this guidance is effective for annual reporting periods beginning January 1, 2022, and interim reporting periods within annual reporting periods beginning January 1, 2023. The Company is in the process of evaluating the impact that the adoption of this pronouncement will have on the Company’s financial statements and disclosures. However, the Company believes that the Standard Power Hosting Agreement is a lease because it conveys the right to control the use of an identified asset (electric power infrastructure) to the Company for a period of time in exchange for consideration. Once the Standard Power Hosting Agreement is effective, the Company will record a right of use asset and a corresponding lease liability in accordance with Topic 842.

17.

Please specifically address, and explain to us, your revenue recognition policies with respect to your activities as a mining pool participant. Identify the customer and disclose your policies with respect to the timing of recognition, any potential difference in valuation as a result of measuring the non-cash consideration received at the inception of the contract versus at confirmation by the pool operator of the Company’s share of the bitcoin the pool operator received upon the pool operator’s successful placement of the block, and the treatment of fees payable to the pool operator.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-55 through F-57 of Submission No. 3 as stated in response to comment 15 above.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at 202-724-6848 or on my mobile at 202-415-8300, or via email at rdemartino@schiffhardin.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/Ralph V. De Martino

Ralph V. De Martino

Schiff Hardin LLP

cc:            (via email)

Fred S. Zeidman, Good Works Acquisition Corp.

Cary Grossman, Good Works Acquisition Corp.

J. David Stewart, Latham & Watkins LLP

Ryan Maierson, Latham & Watkins LLP